Exhibit 99.14 Paris, February 11, 2016

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

Fourth quarter and full-year 2015 results

	4Q15	Change vs 4Q14	2015	Change vs 2014
Adjusted net income[1]
- in billions of dollars (B$)	2.1	-26%	10.5	-18%
- in dollars per share	0.88	-28%	4.51	-20%

Net income2 of 5.1 B$ for the full year 2015

Net-debt-to-equity ratio of 28% on December 31, 2015

Hydrocarbon production of 2,347 kboe/d for the full year 2015

Dividend for 4Q15 of 0.61 €/share payable in June 20163

Total’s Board of Directors met on February 10, 2016, to review the Group’s fourth quarter accounts. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

“Hydrocarbon prices fell sharply in 2015 with Brent decreasing by around 50%. In this context, Total generated adjusted net results of $10.5 billion, a decrease of 18% compared to 2014, the best performance among the majors. This resilience in a degraded environment demonstrates the effectiveness of the Group’s integrated model and the full mobilization of its teams.

Discipline on spending was reinforced in 2015. The cost reduction program allowed us to save $1.5 billion, exceeding the objective of $1.2 billion. Organic Capex was $23 billion, a decrease of close to 15% compared to 2014.

Upstream production increased by a record 9.4%, driven by the start up of nine projects. Refining & Chemicals was able to fully benefit from good margins thanks to the high availability of its installations. The Marketing & Services segment grew strongly, with retail networks growing by 6% and lubricants growing by 3%.

Asset sales of $4 billion were signed this year, in line with the $10 billion program planned between 2015-17. At the same time, Total was able to prepare its future with a reserve replacement rate of 107%.

Gearing at year-end decreased to 28% as a result of the Group’s financial strategy which is designed to maintain a strong balance sheet through the cycle.

These results confirm the success of the Group’s strategy to further decrease its breakeven and capitalize on its market position.”

The Board of Directors decided to propose at the Annual Shareholders’ Meeting on May 24, 2016, an annual dividend of 2.44 €/share for 2015, stable compared to 2014, as well as the option of receiving the remaining 0.61 €/share in cash or new shares benefiting from a 10% discount.

[1]	Definition of adjusted results on page 2.
[2]	Group share.
[3]	The ex-dividend date will be June 6, 2016, and the payment date will be set for June 23, 2016, pending approval by the Annual Shareholders’ Meeting on May 24, 2016.

1

Key figures4

4Q15	3Q15	4Q14	4Q15 vs 4Q14	In millions of dollars, except effective tax rate, earnings per share and number of shares	2015	2014	2015 vs 2014
37,749	40,580	52,511	-28%	Sales	165,357	236,122	-30%

2,093	3,204	3,705	-44%	Adjusted operating income from business segments	12,672	21,604	-41%

2,285	2,963	2,797	-18%	Adjusted net operating income from business segments	11,362	14,247	-20%

748	1,107	1,596	-53%	Upstream	4,774	10,504	-55%
1,007	1,433	956	+5%	Refining & Chemicals	4,889	2,489	+96%
530	423	245	x2.2	Marketing & Services	1,699	1,254	+35%

610	493	653	-7%	Contribution of equity affiliates to adjusted net income	2,414	3,315	-27%

20.0%	27.2%	40.1%		Group effective tax rate[5]	33.1%	53.0%

2,075	2,756	2,801	-26%	Adjusted net income	10,518	12,837	-18%

0.88	1.17	1.22	-28%	Adjusted fully-diluted earnings per share (dollars)	4.51	5.63	-20%

0.80	1.06	0.98	-18%	Adjusted fully-diluted earnings per share (euros)*	4.07	4.24	-4%

2,329	2,312	2,287	+2%	Fully-diluted weighted-average shares (millions)	2,304	2,281	+1%

(1,626)	1,079	(5,658)	+71%	Net income (Group share)	5,087	4,244	+20%

6,594	6,040	8,152	-19%	Investments[6]	28,033	30,509	-8%

2,297	410	1,689	+36%	Divestments	7,584	6,190	+23%

4,289	5,630	6,409	-33%	Net investments[7]	20,360	24,140	-16%

4,838	5,989	7,354	-34%	Cash flow from operations	19,946	25,608	-22%

4,365	5,059	5,721	-24%	Adjusted cash flow from operations	19,376	24,597	-21%

*	Average €-$ exchange rate: 1.0953 in the fourth quarter 2015 and 1.1095 for the year 2015.

Highlights since the beginning of the fourth quarter 20158

•	Started production from Laggan-Tormore in the United Kingdom, Moho Phase 1b in Congo and Lianzi located in the unitized zone between Congo and Angola

•	Shipped the first LNG cargo from Gladstone LNG in Australia

•	Discoveries at Shwe Yee Htun in Myanmar and Leo in Argentina

•	Acquisition of the main network of service stations in Dominican Republic

•	Sold a 20% interest in the Kharyaga field in Russia

•	Signed long-term LNG sale and purchase agreements with Pertamina in Indonesia and with ENN in China

•	Changes in the Group’s governance with the nominations of a Chairman and CEO and a Lead Independent Director, Patricia Barbizet

[4]

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 10 and the inventory valuation effect is explained on page 13.

[5]	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[6]	Including acquisitions.
[7]	Net investments = investments including acquisitions and changes in non-current loans - asset sales - other transactions with non-controlling interests.
[8]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

Analysis of business segments

Upstream

•	Environment – liquids and gas price realizations*

4Q15	3Q15	4Q14	4Q15 vs 4Q14		2015	2014	2015 vs 2014
43.8	50.5	76.6	-43%	Brent ($/b)	52.4	99.0	-47%

38.1	44.0	61.7	-38%	Average liquids price ($/b)	47.4	89.4	-47%
4.45	4.47	6.29	-29%	Average gas price ($/Mbtu)	4.75	6.57	-28%

33.1	36.6	50.5	-34%	Average hydrocarbon price ($/boe)	39.2	66.2	-41%

*	Consolidated subsidiaries, excluding fixed margins.

•	Production

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Hydrocarbon production	2015	2014	2015 vs 2014
2,352	2,342	2,229	+6%	Combined production (kboe/d)	2,347	2,146	+9%

1,251	1,241	1,077	+16%	Liquids (kb/d)	1,237	1,034	+20%
5,993	6,003	6,219	-4%	Gas (Mcf/d)	6,054	6,063	—

In the fourth quarter 2015, hydrocarbon production was 2,352 thousand barrels of oil equivalent per day (kboe/d), an increase of 5.5% compared to the fourth quarter 2014, due to the following:

•	+4% for new project start ups and ramp ups, notably GLNG, West Franklin Phase 2, Eldfisk II and Termokarstovoye;

•	+6% due to portfolio changes, mainly the extension of the ADCO concession in the United Arab Emirates, partially offset by asset sales in the North Sea, Nigeria and Azerbaijan;

•	-5% due to shutdowns in Yemen and in Libya; and

•	the price effect offset natural field decline.

For the full-year 2015, hydrocarbon production was 2,347 kboe/d, an increase of 9.4% compared to 2014, due to the following:

•	+6% for new project start ups and ramp ups, notably CLOV, West Franklin Phase 2, Eldfisk II and Termokarstovoye;

•	+6% due to portfolio changes mentioned above;

•	-4% due to shutdowns in Yemen and in Libya; and

•	+1% due to the price effect and field performance, net of natural field decline.

•	Reserves

Reserves at December 31	2015	2014	%
Hydrocarbon reserves (Mboe)	11,580	11,523	—

• Liquids (Mb)	5,605	5,303	+6%
• Gas (Bcf)	32,206	33,590	-4%

Proved reserves based on the SEC rules (based on Brent at 54.17 $/b) were 11,580 Mboe on December 31, 2015. Based on the 2015 average production rate, the reserve life is more than thirteen years.

The 2015 proved reserve replacement rate9, based on the SEC rules, was 107%, notably due to the extension of the ADCO concession.

[9]	Change in reserves excluding production i.e. (revisions + discoveries, extensions + acquisitions – divestments) / production for the period.

At year-end 2015, Total had a solid and diversified portfolio of proved and probable10 reserves representing more than twenty years of reserve life based on the 2015 average production rate.

•	Results

4Q15	3Q15	4Q14	4Q15 vs 4Q14	In millions of dollars, except effective tax rate	2015	2014	2015 vs 2014
405	994	2,174	-81%	Adjusted operating income*	4,925	17,156	-71%
55.1%	33.8%	57.0%		Effective tax rate**	45.5%	57.1%
748	1,107	1,596	-53%	Adjusted net operating income*	4,774	10,504	-55%
415	316	533	-22%	includes income from equity affiliates	1,723	2,859	-40%

5,293	5,173	6,287	-16%	Investments	24,270	26,520	-8%
1,402	272	1,473	-5%	Divestments	3,215	5,764	-44%
2,624	2,320	2,608	+1%	Cash flow from operations	11,182	16,666	-33%
2,514	2,736	3,665	-31%	Adjusted cash flow from operations	11,179	18,667	-40%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Adjusted net operating income from the Upstream segment was:

•

748 M$ in the fourth quarter 2015, a decrease of 53% compared to the fourth quarter 2014, essentially due to the lower price of hydrocarbons, partially offset by an increase in production and a decrease in operating costs; and

•

4,774 M$ for the full-year 2015, a decrease of 55% compared to 2014, essentially due to the lower price of hydrocarbons, partially offset by an increase in production, a decrease in operating costs and a lower effective tax rate.

Technical costs for consolidated subsidiaries, calculated in accordance with ASC 93211, were 23.0 $/boe in 2015 compared to 28.3 $/boe in 2014. This reduction is essentially due to the execution of the Group’s program to reduce operating costs (which decreased from 9.9 $/boe to 7.4 $/boe) and lower depreciation (portfolio effect).

Refining & Chemicals

•	Refinery throughput and utilization rates*

4Q15	3Q15	4Q14	4Q15 vs 4Q14		2015	2014	2015 vs 2014
1,931	1,973	1,887	+2%	Total refinery throughput (kb/d)	1,938	1,775	+9%

682	662	632	+8%	France	674	639	+5%
831	891	852	-2%	Rest of Europe	849	794	+7%
418	420	403	+4%	Rest of world	415	342	+21%

				Utlization rates**
87%	87%	82%		Based on crude only	86%	77%
88%	90%	86%		Based on crude and other feedstock	89%	81%

*	Includes share of TotalErg. Results for refineries in South Africa, the French Antilles and Italy are reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

[10]

Limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in the Group’s central price scenario, including projects developed by mining.

[11]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

Refinery throughput:

•	increased by 2% in the fourth quarter 2015 compared to the fourth quarter 2014, due to strong industrial performance, despite the partial shutdown of the Antwerp platform for planned maintenance; and

•

increased by 9% in 2015 compared to 2014. Measures to improve availability in Europe resulted in a high utilization rate of 89%. The segment also benefited from the ramp up of the SATORP refinery in Saudi Arabia.

•	Results

4Q15	3Q15	4Q14	4Q15 vs 4Q14	In millions of dollars except the ERMI	2015	2014	2015 vs 2014
38.1	54.8	27.6	+38%	European refining margin indicator - ERMI ($/t)	48.5	18.7	x2.6

997	1,713	1,069	-7%	Adjusted operating income*	5,649	2,739	x2.1
1,007	1,433	956	+5%	Adjusted net operating income*	4,889	2,489	x2.0
117	128	155	-25%	including Specialty Chemicals**	496	629	-21%

586	358	875	-33%	Investments	1,843	2,022	-9%
836	12	157	x5.3	Divestments	3,488	192	x18
2,127	2,291	3,113	-32%	Cash flow from operations	6,432	6,302	+2%
1,042	1,797	1,465	-29%	Adjusted cash flow from operations	5,785	4,028	+44%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Hutchinson and Atotech, Bostik until February 2015.

In 2015, the Refining & Chemicals segment benefited from a favorable environment, notably in Europe. The European refining margin indicator (ERMI) averaged 48.5 $/t in 2015 compared to 18.7 $/t in 2014, mainly due to strong demand for gasoline. Petrochemical margins in Europe increased in 2015 due to strong demand for polymers and the decrease in raw material costs.

Adjusted net operating income from the Refining & Chemicals segment was:

•	1,007 M$ in the fourth quarter 2015, an increase of 5% compared to the fourth quarter 2014 in a globally favorable environment; and

•	4,889 M$ for the full-year 2015, twice the level of 2014, due to strong industrial performance during a period of high margins and cost reduction programs.

Marketing & Services

•	Petroleum product sales

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Sales in kb/d*	2015	2014	2015 vs 2014
1,797	1,825	1,810	-1%	Total Marketing & Services sales	1,818	1,769	+3%

1,065	1,103	1,132	-6%	Europe	1,092	1,100	-1%
732	722	678	+8%	Rest of world	726	669	+9%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

Petroleum product sales were:

•

Stable in the fourth quarter 2015 compared to the fourth quarter 2014. The strong sales in growth markets were partially offset by portfolio changes in Europe due to the sale of Totalgaz and Total Suisse; and

•	3% higher in 2015 compared to 2014. In addition to strong growth in Africa, the sector benefited from its strategic repositioning in Europe and a market stimulated by lower prices.

•	Results

4Q15	3Q15	4Q14	4Q15 vs 4Q14	In millions of dollars	2015	2014	2015 vs 2014
18,326	19,522	24,079	-24%	Sales	77,887	106,509	-27%
691	497	462	+50%	Adjusted operating income*	2,098	1,709	+23%
530	423	245	x2.2	Adjusted net operating income*	1,699	1,254	+35%
277	(82)	(15)	n.a.	including New Energies	108	10	x10.8

689	501	941	-27%	Investments	1,841	1,818	+1%
56	121	53	+6%	Divestments	856	163	x5.3
289	1,011	1,627	-82%	Cash flow from operations	2,323	2,721	-15%
598	518	544	+10%	Adjusted cash flow from operations	2,065	2,016	+2%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Marketing & Services segment was:

•

530 M$ in the fourth quarter 2015, more than double compared to the fourth quarter 2014, mainly due to the contribution of New Energies, related to the completion of the Quinto solar farm in the United States; and

•	1,699 M$ for the full-year 2015, an increase of 35% compared to 2014, benefiting from the increase in sales and margins in a favorable environment, and the contribution of SunPower.

Group results

•	Net operating income from business segments

Adjusted net operating income from the business segments was:

•

2,285 M$ in the fourth quarter 2015, a decrease of 18% compared to the fourth quarter 2014, despite the 43% drop in the Brent price. The weaker Upstream performance, due to lower hydrocarbon prices, was partially offset by solid Downstream results; and

•

11,362 M$ for the full-year 2015, a decrease of 20% compared to 2014, despite the 47% drop in the Brent price, demonstrating the strong performance of the Group’s integrated model and its cost reduction program.

The effective tax rate12 for the business segments was:

•	28.4% in the fourth quarter 2015 compared to 45.6% in the fourth quarter 2014, reflecting mainly the lower tax rate for the Upstream and the increased weight of Downstream in the results; and

•	33.9% for the full-year 2015 compared to 51.2% for the full-year 2014, for the same reasons.

•	Net income (Group share)

Adjusted net income was:

•	2,075 M$ in the fourth quarter 2015 compared to 2,801 M$ in the fourth quarter 2014, a decrease of 26% despite the 43% drop in the Brent price; and

•	10,518 M$ for the full-year 2015 compared to 12,837 M$ in 2014, a decrease of 18% in an environment where the Brent price fell by 47%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value13.

Adjustment items14 had a negative impact on net income (Group share) of 3,701 M$ in the fourth quarter 2015. This includes an impairment on Gladstone LNG in Australia, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process, the impairment of exploration projects that will not be developed and a negative inventory effect.

[12]	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).
[13]	Details shown on page 13.
[14]	Details shown on page 10 and in the annex to the accounts.

The adjustment items had a negative impact on net income (Group share) of 5,431 M$ in 2015. This includes impairments on Fort Hills in Canada and Gladstone LNG in Australia as well as in Libya, an adjustment to depreciation on Usan in Nigeria following the cancellation of the sale process, the impairment of exploration projects that will not be developed and a negative inventory effect.

•	Net results per share

The number of fully-diluted shares was 2,336 million on December 31, 2015, compared to 2,285 million on December 31, 2014. The adjusted net result per share was 4.5 $ in 2015, a decrease of 20%.

•	Divestments – acquisitions

Asset sales were:

•	2,101 M$ in the fourth quarter 2015, comprised notably of the sales of the Schwedt refinery, the Géosel oil storage facility, and partial interests in Laggan-Tormore and Fort Hills; and

•

5,968 M$ for the full-year 2015, comprised mainly of the sales of Bostik, interests in onshore blocks in Nigeria, Totalgaz, the Schwedt refinery, the Géosel oil storage facility, coal mining assets in South Africa, and partial interests in Laggan-Tormore and Fort Hills.

Acquisitions were:

•	33 M$ in the fourth quarter 2015; and

•

3,441 M$ for the full-year 2015, comprised mainly of the extension of the ADCO concession in the United Arab Emirates, the acquisition of a further 0.7% in the capital of Novatek in Russia, bringing the participation to 18.9%, and the carry on the Utica gas and condensate field in the United States.

•	Cash flow

The Group’s net cash flow15 was:

•

549 M$ in the fourth quarter 2015 compared to 945 M$ in the fourth quarter 2014. This decrease was due to the decline in the Upstream results, partially offset by strong Downstream results and the decrease in investments; and

•

-414 M$ for the full-year 2015 compared to 1,468 M$ for the full-year 2014. The decrease in net investments partially offset the decrease in cash flow from operations in the context of a 47% lower Brent price.

TOTAL S.A., parent company accounts

Net income for TOTAL S.A., the parent company, was €11,067 million in 2015 compared to €6,045 million in 2014. During 2015, a strong volume of dividends was paid by affiliates of TOTAL S.A. to the parent company.

Proposed dividend

After closing the 2015 accounts, the Board of Directors decided on February 10, 2016, to propose to the Annual Shareholders’ Meeting on May 24, 2016, an annual dividend of 2.44 €/share for 2015, stable compared to 2014. Total’s dividend pay-out ratio, based on the adjusted net income for 2015, would be 60%.

Taking into account the interim dividends of 0.61 €/share for the first three quarters of 2015, a remaining dividend of the same amount of 0.61 €/share is therefore proposed. The Board of Directors will also propose to the Annual Shareholders’ Meeting that shareholders have the option of receiving the remaining 2015 dividend payment in cash or in new shares of the company, benefiting from a 10% discount, consistent with the first three 2015 interim dividends. Pending approval at the Annual Shareholders’ Meeting, the ex-dividend date would be June 6, 2016, and the payment date for the cash dividend or the delivery of the new shares, depending on the election of the shareholder, would be set for June 23, 2016.

[15]	Net cash flow = cash flow from operations - net investments (including other transactions with non-controlling interests).

Summary and outlook

In 2015, the return on equity for the Group was 11.5%. Total resisted the drop in prices by leveraging the effectiveness of its integrated model and its strong operational performance. The Group will further pursue this strategy and all of the necessary actions will continue to be implemented to reduce costs and maintain a solid balance sheet, demonstrating once again the Group’s capacity to adapt.

In 2016, the Group will reduce its organic Capex to around $19 billion, a reduction of more than 15% compared to 2015. This marks a transition to a sustainable level of investments of $17-19 billion from 2017 onwards. The cost reduction program launched in 2014 will be reinforced, enabling Opex savings of $2.4 billion in 2016 and underpinning the objective of more than $3 billion in 2017. The asset sales program will continue in line with the plan, with $4 billion expected in 2016, the same level as 2015.

In the Upstream, five major start ups are planned in 2016. The first of these, Laggan-Tormore, took place on February 8. Production is expected to grow by 4% in 2016 compared to 2015, following more than 9% in 2015 compared to 2014, confirming the growth target of 5% per year on average between 2014 and 2019.

In the Downstream, the target to reduce European refining capacity by 20% will be achieved by end-2016, one year ahead of the initial plan announced in 2012. The cessation of traditional refining activities at La Mède in view of its conversion to a bio-refinery, the restructuring of the Lindsey refinery and the modernization of the Antwerp refinery will be finalized before the end of the year, with the first benefits expected from 2017.

The strategy implemented by the Group in 2015 based on its four priorities of Safety, Delivery, Costs and Cash, will continue in 2016, notably for the benefit of its shareholders.

• • •

To listen to the presentation made by Chairman and CEO Patrick Pouyanné and CFO Patrick de La Chevardière to financial analysts today in London at 14:30 (London time), please log on to total.com or call +44 (0)203 427 1915 in Europe or +1 212 444 0896 in the United States (code 3406579). For a replay, please consult the website or call +44 (0)203 427 0598 in Europe or +1 347 366 9565 in the United States (code 3406579).

Operating information by segment

Upstream

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Combined liquids and gas production by region (kboe/d)	2015	2014	2015 vs 2014
381	364	393	-3%	Europe	374	364	+3%
676	685	690	-2%	Africa	678	657	+3%
465	486	391	+19%	Middle East	492	391	+26%
110	96	99	+11%	North America	103	90	+14%
145	153	151	-4%	South America	152	157	-3%
275	245	235	+17%	Asia-Pacific	258	238	+8%
300	313	270	+11%	CIS	290	249	+16%

2,352	2,342	2,229	+6%	Total production	2,347	2,146	+9%

544	574	594	-8%	includes equity affiliates	559	571	-2%

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Liquids production by region (kb/d)	2015	2014	2015 vs 2014
163	159	168	-3%	Europe	161	165	-2%
545	542	558	-2%	Africa	542	522	+4%
341	359	185	+84%	Middle East	351	192	+83%
56	45	45	+24%	North America	48	39	+23%
44	46	49	-10%	South America	47	50	-6%
37	30	33	+12%	Asia-Pacific	34	30	+13%
65	60	39	+67%	CIS	54	36	+50%

1,251	1,241	1,077	+16%	Total production	1,237	1,034	+20%

220	230	197	+11%	includes equity affiliates	219	200	+9%

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Gas production by region (Mcf/d)	2015	2014	2015 vs 2014
1,179	1,115	1,224	-4%	Europe	1,161	1,089	+7%
639	719	674	-5%	Africa	677	693	-2%
686	708	1,113	-38%	Middle East	778	1,084	-28%
305	280	305	—	North America	308	285	+8%
564	598	573	-2%	South America	588	599	-2%
1,364	1,240	1,144	+19%	Asia-Pacific	1,290	1,178	+10%
1,256	1,343	1,186	+6%	CIS	1,252	1,135	+10%

5,993	6,003	6,219	-4%	Total production	6,054	6,063	—

1,739	1,850	2,064	-16%	includes equity affiliates	1,828	1,988	-8%

4Q15	3Q15	4Q14	4Q15 vs 4Q14	Liquefied natural gas	2015	2014	2015 vs 2014
2.48	2.53	3.06	-19%	LNG sales* (Mt)	10.22	12.15	-16%

*	Sales, Group share, excluding trading; 2014 and 2015 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2014 and 2015 SEC coefficients, respectively.

Downstream (Refining & Chemicals and Marketing & Services)

4Q15	3Q15 *	4Q14	4Q15 vs 4Q14	Petroleum product sales by region (kb/d)**	2015	2014	2015 vs 2014
2,298	2,264	2,112	+9%	Europe	2,184	2,047	+7%
547	611	606	-10%	Africa	619	552	+12%
489	585	482	+1%	Americas	570	558	+2%
620	612	660	-6%	Rest of world	632	612	+3%

3,954	4,072	3,860	+2%	Total consolidated sales	4,005	3,769	+6%

688	648	628	+9%	Includes bulk sales	649	615	+6%

1,469	1,599	1,421	+3%	Includes trading	1,538	1,385	+11%

*	Historic volumes restated.
**	Includes share of TotalErg.

Adjustment items

•	Adjustments to operating income

4Q15	3Q15	4Q14	In millions of dollars	2015	2014
(5,677)	(654)	(7,812)	Special items affecting operating income	(8,182)	(8,205)

(48)	—	—	Restructuring charges	(48)	—
(4,933)	(650)	(7,817)	Impairments	(6,877)	(7,979)
(696)	(4)	5	Other	(1,257)	(226)

(464)	(1,127)	(2,842)	Pre-tax inventory effect: FIFO vs. replacement cost	(1,113)	(3,469)

—	(10)	24	Effect of changes in fair value	(16)	31

(6,141)	(1,791)	(10,630)	Total adjustments affecting operating income	(9,311)	(11,643)

•	Adjustment to net income (Group share)

4Q15	3Q15	4Q14	In millions of dollars	2015	2014
(3,386)	(912)	(6,485)	Special items affecting net income (Group share)	(4,675)	(6,165)
579	(98)	30	Gain (loss) on asset sales	1,810	1,209
(29)	(12)	(8)	Restructuring charges	(72)	(20)
(3,443)	(650)	(6,450)	Impairments	(5,447)	(7,063)
(493)	(152)	(57)	Other	(966)	(291)

(315)	(760)	(1,993)	After-tax inventory effect: FIFO vs. replacement cost	(747)	(2,453)

—	(5)	19	Effect of changes in fair value	(9)	25

(3,701)	(1,677)	(8,459)	Total adjustments affecting net income	(5,431)	(8,593)

2016 Sensitivities*

	Scenario	Change	Impact on adjusted net operating income	Impact on cash flow
Dollar	1.0 $/€	+0.1 $ per €	-0.15 B$	-0.1 B$
Brent	50 $/b	-10 $/b	-2 B$	-2 B$
European refining margin indicator (ERMI)	35 $/t	-10 $/t	-0.5 B$	-0.6 B$

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2016. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is attributable 85% to Refining & Chemicals.

Investments - Divestments

4Q15	3Q15	4Q14	4Q15 vs 4Q14	In millions of dollars	2015	2014	2015 vs 2014
6,365	5,394	7,002	-9%	Investments excluding acquisitions	22,976	26,430	-13%
232	170	422	-45%	capitalized exploration	1,198	1,616	-26%
553	523	565	-2%	increase in non-current loans	2,260	2,769	-18%
(196)	(15)	(420)	-53%	repayment of non-current loans	(1,616)	(1,540)	+5%

33	631	730	-95%	Acquisitions	3,441	2,539	+36%

2,101	395	1,269	+66%	Asset sales	5,968	4,650	+28%

8	—	54	-85%	Other transactions with non-controlling interests	89	179	-50%

4,289	5,630	6,409	-33%	Net investments*	20,360	24,140	-16%

*	Net investments = investments including acquisitions - asset sales - other transactions with non-controlling interests.

Net-debt-to-equity ratio

In millions of dollars	12/31/2015	9/30/2015	12/31/2014
Current borrowings	12,488	13,296	10,942
Net current financial assets	(6,019)	(3,246)	(1,113)
Net financial assets classified as held for sale	141	94	(56)
Non-current financial debt	44,464	42,873	45,481
Hedging instruments of non-current debt	(1,219)	(1,221)	(1,319)
Cash and cash equivalents	(23,269)	(25,858)	(25,181)

Net debt	26,586	25,938	28,754

Shareholders’ equity - Group share	92,494	96,093	90,330
Estimated dividend payable	(1,545)	(1,573)	(1,686)
Non-controlling interests	2,915	3,068	3,201

Adjusted shareholders’ equity	93,864	97,588	91,845

Net-debt-to-equity ratio	28.3%	26.6%	31.3%

Return on average capital employed

•	Full-year 2015

In millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	4,774	4,889	1,699	11,400
Capital employed at 12/31/2014*	100,497	13,451	8,825	120,526
Capital employed at 12/31/2015*	105,580	10,407	8,415	121,143

ROACE	4.6%	41.0%	19.7%	9.4%

•	Twelve months ended September 30, 2015

In millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	5,622	4,838	1,414	11,895
Capital employed at 9/30/2014*	104,488	17,611	9,633	128,360
Capital employed at 9/30/2015*	108,425	11,319	7,865	123,904

ROACE	5.3%	33.4%	16.2%	9.4%

•	Full-year 2014

In millions of dollars	Upstream	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	10,504	2,489	1,254	13,530
Capital employed at 12/31/2013*	95,529	19,752	10,051	122,451
Capital employed at 12/31/2014*	100,497	13,451	8,825	120,526

ROACE	10.7%	15.0%	13.3%	11.1%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the full-year 2015 from the consolidated financial statements of TOTAL S.A. as of December 31, 2015. The audit procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport Financier Annuel) within the meaning of article L. 451-1-2 of the French monetary and financial Code (Code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.